02037356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

P.E. 5-1-02

For the Month of May 2002

TDC A/S

Headquarters
Nørregade 21
DK-0900
Copenhagen, Denmark

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F...X... Form 40-F......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes..... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
....

Earnings Release 1Q 2002

May 3, 2002

Highlights

- **TDC affirms 2002 outlook for net revenues, EBITDA and net income**
- **EBITDA of DKK 3.2bn, up 16%**
- **Net income, excluding one-time items, of DKK 415m, up 97%**
- **13.3m customers by end of 1Q 2002, up 5.3%**

TDC Group, Income Statement[1]

DKKm	1Q 2001	1Q 2002	Change in %
Net revenues	**12,381**	**12,630**	**2.0**
Total revenues	**12,887**	**13,173**	**2.2**
Total operating expenses	-10,131	-9,966	1.6
EBITDA	**2,756**	**3,207**	**16.4**
Depreciation and amortization	-1,939	-2,146	-10.7
Operating income (EBIT)	**817**	**1,061**	**29.9**
Net financials	-176	-321	-82.4
Income before income taxes	**641**	**740**	**15.4**
Income taxes	-522	-392	24.9
Income before minority interests	**119**	**348**	**192.4**
Minority interests' share of net income	92	67	-27.2
Net income	**211**	**415**	**96.7**
Earnings per share, DKK	**1.0**	**1.9**	**96.7**

1) Excl. One-time items. All figures in this report are based on the new Danish Financial Statements Act, effective from January 1, 2002. For further details please refer to page 7.

Group highlights 1Q 2002

COPENHAGEN, Denmark, May 3, 2002 - The TDC Group today reported 1Q 2002 earnings before interest, taxes, depreciation and amortization (EBITDA) of DKK 3,207m, up 16% compared with 1Q 2001. Net income excluding one-time items totaled DKK 415m, up 97%.

"The first quarter of 2002 was characterized by our "Focus on Execution". TDC Switzerland, the Danish ADSL expansion and mobile activities all performed successfully. TDC Switzerland performed better than planned in the first quarter. In Denmark, we have reached 153,000 ADSL customers, which is an impressive increase of 38% in just 3 months. Finally, TDC Mobile International provided solid growth, driven especially by improvement in Talkline, Polkomtel and TDC Mobil", says Henning Dyremose, CEO.

Net revenues totaled DKK 12,630m, up 2.0% compared with 1Q 2001, which comprised strong growth in TDC Internet and TDC Switzerland.

EBITDA increased 16% in 1Q 2002, driven primarily by improvements in the profit margins in TDC Mobile International and continued performance improvements in TDC Switzerland, although these were, somewhat offset by lower performance in TDC Tele Danmark and TDC Directories.

Earnings before interest and taxes (EBIT) totaled DKK 1,061m, up 30%.

Net financials totaled DKK -321m compared with DKK -176m in 1Q 2001, reflecting an increase in average debt for the period and an increase in duration of the debt portfolio, which was, partly offset by lower average interest rates.

TDC's divestment of its 6.6% ownership interest in Pannon GSM, Hungary, was closed in 1Q 2002, giving proceeds of DKK 0.7bn. In accordance with the new Danish Financial Statements Act, the carrying value of the Pannon shares has retroactively been written up in 1998 and 2000 to the market value at that time.

Accordingly, a gain of DKK 79m is included in 1Q 2002 net financials.

Tax expenses in 1Q 2002 amounted to DKK 392m compared with DKK 522m in 1Q 2001, reflecting primarily capitalization of the tax value related to losses incurred in TDC Switzerland.

Net income, excluding one-time items, rose to DKK 415m compared with DKK 211m in 1Q 2001.

During 1Q 2002, TDC incurred one-time items of DKK -459m before tax and DKK -89m after tax. One-time items included a charge for BeST, Belgacom's restructuring program, which was partly offset by a capital gain on Belgacom's sale of shares in Ben and Belgacom France.

Net income including one-time items was consequently DKK 326m.

In 1Q 2002, cash flow from operations totaled DKK 2,291m, up 6.8%, reflecting better performance in TDC Mobile International and TDC Switzerland.

Capital expenditures excluding share acquisitions, totaled DKK 1,678m, a reduction of DKK 722m impacted by lower capital expenditure in TDC Switzerland.

Net interest-bearing debt was DKK 33.9bn by the end of 1Q 2002.

TDC's total pro rata customer base grew 5.3% to 13.3m. The number of mobile users grew 9.0% to 6.3m, Internet subscribers grew 4.9% to 1.4m, landline customers increased 0.6% to 4.8m, and the number of cable-TV subscribers increased 7.1% to 864,000.

TDC's broadband customer base totaled 175,000 in Denmark and comprised 153,000 ADSL customers and 22,000 cable modem customers.

TDC Tele Danmark Group

TDC Tele Danmark's activities cover predominantly Danish landline operations, but also includes mobile telephony derived from Duét.

DKKm	1Q 2001	1Q 2002	Change in %
Net revenues			
Landline telephony	3,051	2,894	-5.1
Data communications services	143	135	-5.6
Terminal equipment etc.	684	616	-9.9
Internet services	81	285	-
Leased lines	489	442	-9.6
Other [1]	407	314	-22.9
Net revenues, total	**4,855**	**4,686**	**-3.5**
Domestic	4,665	4,396	-5.8
International	190	290	52.6
EBITDA	**1,720**	**1,510**	**-12.2**
Domestic	1,741	1,531	-12.1
International	-21	-21	0.0

1. Other includes mobile telephony and operator services

TDC Tele Danmark net revenues declined 3.5% to DKK 4,686m.

Landline telephony net revenues decreased 5.1% to DKK 2,894m.

Net revenues from domestic landline subscriptions totaled DKK 1,137m compared with DKK 1,150m in 1Q 2001. Domestic landline traffic revenues totaled DKK 1,165m compared with DKK 1,313m in 1Q 2001, due mainly to reduction in prices.

Net revenues from international traffic amounted to DKK 592m compared with DKK 588m in 1Q 2001.

Net revenues from terminal equipment declined 10% to DKK 616m and reflected the current uncertain economic environment in which, business customers have reduced their demand for corporate communication infrastructures. However, TDC Tele Danmark has maintained its market share.

Internet services saw remarkably strong growth in net revenues, which reached

DKK 285m. This development is solid evidence of TDC's successful ADSL rollout in Denmark.

TDC Tele Danmark continued its rapid expansion of ADSL infrastructure in Denmark and by the end of 1Q 2002, 93% of all households have possibility for ADSL access. The ADSL rollout causes Internet users to migrate from minute-measured usage to flat-rate ADSL. Hence, domestic landline traffic volume decreased 11% in 1Q 2002.

TDC Tele Danmark is responsible for the infrastructure rollout and both TDC Tele Danmark and TDC Internet are responsible for ADSL marketing to consumers. For more details about ADSL see under TDC Internet.

EBITDA declined 12% to DKK 1,510m. TDC Tele Danmark's performance reflects a reduction in traffic revenues, as illustrated above, and lower than expected customer premises equipment sales.

By the end of 1Q 2002, the number of domestic customers in TDC Tele Danmark had risen 3.5% to 3.536m. The domestic subscriber base includes 2.775m PSTN/ISDN subscriptions, down 4.8%. The number of ISDN2 subscriptions had risen 1.1% to 370,000 and the number of Duét subscriptions had increased 5.4% to 255,000.

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline, Polkomtel, Bité, UMC and Connect Austria. Net revenues include landline telephony and Infodienste services in Talkline.

DKKm	1Q 2001	1Q 2002	Change in %
Net revenues			
Mobile telephony	3,455	3,118	-9.8
Landline telephony	580	746	28.6
Other	169	202	19.5
Net revenues, total	**4,204**	**4,066**	**-3.3**
Domestic	1,109	1,163	4.9
International	3,095	2,903	-6.2
EBITDA	**320**	**734**	**129.4**
Domestic	267	324	21.3
International	53	410	NM

TDC Mobile International saw net revenues of DKK 4,066m, a reduction of 3.3%. The deconsolidation of Ben and restructuring of Talkline impacted this development.

Net revenues from mobile telephony declined 9.8% to DKK 3,118m and reflected the de-consolidation of Ben as well as the divestment of Talkline Nederland.

Net revenues from landline telephony rose 29% to DKK 746m reflecting very strong growth in Talkline Infodienste services.

Domestic net revenues, primarily TDC Mobil totaled DKK 1,163m, up 4.9% with EBITDA of DKK 324m, up 21%. The number of customers rose 8.0% to 1.6m. The number of minutes grew 11% to 0.65bn.

Given the high penetration level TDC Mobil is now directing its marketing efforts and resources toward stimulating mobile phone usage. One prime example of this is the launch of a new mobile service called Mobilbonus, which gives customers lower minute prices the more they use their mobile phones.

Talkline, the 100% owned German mobile service provider, had net revenues of DKK 2,092m compared with DKK 2,344m and EBITDA of DKK 110m compared with DKK -85m in 1Q 2001. This solid turnaround in development is a direct result of the successful restructuring of Talkline.

Polkomtel, the 19.6% owned Polish mobile operator, achieved net revenues of DKK 452m, up 22% and EBITDA of DKK 184m, up 35%. On a pro rata basis, Polkomtel had 712,000 mobile customers by the end of 1Q 2002, an increase of 38%.

Polkomtel experienced some management turmoil during the first few months of 2002. Fortunately these issues were resolved and Polkomtel remains a strong mobile company in Poland.

Bité, the 100% owned Lithuanian mobile GSM operator, had net revenues of DKK 125m, up 60% and EBITDA of DKK 30m compared with DKK 33m in 1Q 2001. The number of customers grew 56% to 293,000.

Connect Austria, the 15% owned Austrian mobile operator, had net revenues of DKK 152m, up 12% and EBITDA of DKK 41m compared with DKK 7m in 1Q 2001. The number of customers grew 22% to 236,000.

UMC, the 16.3% owned Ukrainian mobile operator, saw net revenues of DKK 83m, up 48% and EBITDA of DKK 45m, up 150%. The number of customers grew 92% to 179,000.

TDC Switzerland

TDC Switzerland was created in 2001 following the acquisition and merger of sunrise and diAx. TDC Switzerland expands TDC's position in high-growth markets and will increase the EBITDA growth rate for the TDC Group. TDC Switzerland provides mobile, landline and Internet services for the Swiss market through the sunrise brand and is the second-largest communications provider in Switzerland.

DKKm	1Q 2001	1Q 2002	Change in %
Net revenues			
Mobile services	589	1,102	87.1
Landline services	887	915	3.2
Internet services	122	148	21.3
Net revenues, total	**1,598**	**2,165**	**35.5**
EBITDA	**-139**	**121**	**NM**

TDC Switzerland's net revenues which grew 36% to DKK 2,165m were impacted by diAx being consolidated only from February 2001 and adjusted for this net revenues increased 9%.

TDC Switzerland achieved EBITDA of DKK 121m compared with DKK -139m in 1Q 2001. EBITDA was positively impacted by higher volumes, increasing market shares and stringent cost discipline, which all confirm TDC Switzerland's continued performance improvement.

Also, lower handset subsidies helped free resources for intensified marketing in other areas such as loyalty-creating services and for the introduction of the new MyZone home-zone mobile service.

At the end of 1Q 2002, TDC Switzerland's controlled customer base comprised 1.010m mobile customers, up 51%, 526,000 Internet customers, up 18%, and 822,000 landline customers, up 15%.

TDC Switzerland has also begun marketing an ADSL service and since the end of 2001 the number of customers has grown to 8,000.

The 2.4% per month churn-rate in the mobile activities in 1Q 2002 was the lowest level since TDC took control in January 2001.

TDC Internet Group

TDC Internet activities include ISP and web services in Denmark, Eastern European Internet web-service operations, and Dan Net, the leading data-clearing provider.

Net revenues in TDC Internet totaled DKK 391m, up 121%. TDC Internet's EBITDA totaled DKK -45m compared with DKK -123m in 1Q 2001.

Domestic net revenues grew 106% to DKK 358m, with domestic EBITDA of DKK 0m compared with DKK –117m in 1Q 2001, due primarily to solid performance in ADSL expansion.

TDC Internet's domestic dial-up customer base totaled 543,000, down 1.7% compared with 1Q 2001.

The number of ADSL customers reached 153,000, up from 18,000 at end 1Q 2001 and up an amazing 38% in just three months since year-end 2001.

Dan Net realized 26% growth in net revenues, which totaled DKK 68m, and EBITDA of DKK 16m, up 100% compared with 1Q 2001.

International net revenues rose to DKK 33m, with international EBITDA of DKK -45m compared with DKK -6m in 1Q 2001, reflecting mainly the consolidation of TDC Internet Polska S.A.

TDC Directories Group

TDC Directories provides directory services, specialist B2B catalogs and inquiry on-line services in the Danish, Swedish and Norwegian markets.

TDC Directories had net revenues of DKK 296m compared with DKK 359m in 1Q 2001. EBITDA totaled DKK 45m, compared with DKK 132m in 1Q 2001. TDC Directories' performance is impacted by directory release dates.

Based on its market-leading position in Denmark, TDC Directories has expanded into the Nordic region through acquisitions of both traditional catalog publishers and business information providers. In 1Q 2002, TDC Directories continued its expansion and entered into the Finnish market, with the acquisition of Blue Book, a publisher of specialist directories with a market share of approximately 5%.

TDC Cable TV Group

TDC Cable TV provides cable-TV services in Denmark.

Net revenues from TDC Cable TV amounted to DKK 321 in 1Q 2002 up 15%, with EBITDA of DKK 2m in 1Q 2002 compared with DKK -39m in 1Q 2001.

The customer base increased 7.1% to 864,000.

NESA cable-TV was consolidated from January 1, 2002. During the period, TDC Cable TV has aligned its NESA customer offering to TDC Cable TV content offering in some key regions.

TDC Cable TV is also successfully marketing Internet access. TDC Cable TV had 34,000 cable-modem Internet customers at the end of 1Q 2002, up 36% in the first 3 months of 2002.

New accounting policies

In accordance with the new Danish Financial Statements Act effective from January 1, 2002, TDC has changed a number of accounting policies. The new accounting policies are applied in the 1Q 2002 figures. Prior year figures have been restated accordingly.

The major changes to the accounting policies are:

- Capitalization of overhead costs related to software
- Capitalization of interest expenses related to construction of fixed assets
- Mark-to-market valuation of financial instruments and other marketable securities and investments
- Accounting for dividends, when declared

The impact on 1Qs is stated below:

DKKm	1Q 2001	1Q 2002
EBITDA	13	12
Net income [1]	54	50
Shareowners' equity	2,963	3,190

[1] Net income excl. one-time items

The impact on figures stated for 2001 and the Outlook for 2002 is as follows:

DKK	Actual 2001	Outlook 2002
EBITDA	60m	0.1bn
Net income [1]	724m	0.1bn
Shareowners equity	3,716m	-

[1] Net income excl. one-time items

The higher net income before one-time items in 2001 is related mainly to the mark-to-market valuation of TDC's 14.7% ownership in Ben.

Outlook 2002

The Outlook for 2002 is affirmed, however the updated Outlook takes the change in accounting policies into consideration.

Based on 1Q 2002 performance TDC Switzerland EBITDA Outlook for 2002 is upgraded to DKK 0.5bn from DKK 0.4bn. TDC Tele Danmark EBITDA 2002 Outlook is downgraded to DKK 6.7bn from DKK 6.8bn.

Consequently, the Outlook for 2002 for the major business lines is as follows:

DKKbn	2001[1]	2002[1]	Change in %
TDC Tele Danmark			
Net revenues	19.5	19.7	1
EBITDA	6.9	6.7	-3
TDC Mobile International			
Net revenues	17.6	16.0	-9
EBITDA	2.3	3.3	42
TDC Switzerland			
Net revenues	7.8	9.1	17
EBITDA	-0.1	0.5	-
TDC Internet			
Net revenues	1.0	1.8	75
EBITDA[2]	-0.4	0.0	-
TDC Cable TV			
Net revenues	1.2	1.3	9
EBITDA[2]	0.0	0.0	-
TDC Directories			
Net revenues	1.5	1.6	7
EBITDA	0.5	0.6	19
Other [3]			
Net revenues	3.0	3.3	10
EBITDA	3.7	2.9	-22
TDC Group			
Net revenues	51.6	52.8	2
EBITDA	12.9	14.0	9
Net income	2.0	1.8	-12

[1] All figures are excluding one-time items.
[2] EBITDA is expected to be positive in 2002, but below DKK 0.1bn.
[3] Includes TDC Services, Belgacom, TDC A/S, and elimination of internal settlements.

Safe harbor statement

Certain sections of this Quarterly Report contain forward-looking statements that reflect the Management's current views with respect to certain future events and financial performance. Statements concerning the outlook naturally involve uncertainties, and consequently actual results may differ materially from those projected or implied in these forward-looking statements. Further, certain forward-looking statements are based on assumptions of future events, which may prove not to be accurate.

Factors that may cause actual results to differ materially from those projected or implied in the forward-looking statements include – but are not limited to – economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish legislation and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

* * *

Conference call

TDC invites you to take part in a conference call today at 14.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 240 54 34 from outside Denmark and 8080 2002 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com and participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

The conference will be available in digital replay: +353 1 240 00 41. Access code: 140141.

For further information, please contact Investor Relations at +45 3343 7680.

Statements of Income

DKKm	1Q 2001	1Q 2002	Change in %
Landline telephony	4,296	4,409	2.6
Mobile telephony	3,975	4,048	1.8
Terminal equipment, etc.	718	656	-8.6
Internet services	412	730	77.2
Leased lines	378	311	-17.7
Operator services	122	119	-2.5
Directories	333	263	-21.0
Data communications services	162	134	-17.3
Cable TV	280	324	15.7
Other activities (incl. Belgacom)	1,705	1,636	-4.0
Net revenues, Group	**12,381**	**12,630**	**2.0**
of which domestic revenues	5,871	5,536	-5.7
in percent of group net revenues	47.4	43.8	
of which international revenues	6,510	7,094	9.0
in percent of group net revenues	52.6	56.2	
Total revenues, Group	**12,887**	**13,173**	**2.2**
Total operating expenses	-10,131	-9,966	1.6
EBITDA, Group	**2,756**	**3,207**	**16.4**
of which domestic EBITDA	2,277	2,033	-10.7
in percent of group EBITDA	82.6	63.4	
of which international EBITDA	479	1,174	145.1
in percent of group EBITDA	17.4	36.6	
Depreciation, amortization and write-downs etc.	-1,939	-2,146	-10.7
of which goodwill amortization	-351	-375	-6.8
Operating income (EBIT) before one-time items	**817**	**1,061**	**29.9**
One-time items, net	394	-459	NM
Operating income (EBIT) including one-time items	**1,211**	**602**	**-50.3**
Net financials	-176	-321	-82.4
Income before income taxes	**1,035**	**281**	**-72.9**
Total income taxes	**-850**	**-22**	**97.4**
of which related to ordinary income	-522	-392	24.9
of which related to one-time items	-328	370	NM
Income before minorities' interests	**185**	**259**	**40.0**
Minority interests	159	67	-57.9
of which related to ordinary income	92	67	-27.2
of which related to one-time items	67	0	NM
Net income	**344**	**326**	**-5.2**

Statements of Income for the business lines

DKKm	TDC Tele Danmark Group		TDC Mobile International Group		TDC Switzerland		TDC Cable TV Group	
	1Q 2001	1Q 2002	1Q 2001	1Q 2002	1Q 2001	1Q 2002	1Q 2001	1Q 2002
Net revenues, external customers	4,488	4,234	3,887	3,732	1,598	2,162	277	321
Net revenues, other business lines	367	452	317	334	0	3	2	0
Other revenues[1)]	422	396	64	104	0	13	4	2
Total revenues	**5,277**	**5,082**	**4,268**	**4,170**	**1,598**	**2,178**	**283**	**323**
Total operating expenses	-3,557	-3,572	-3,948	-3,436	-1,737	-2,057	-322	-321
EBITDA	**1,720**	**1,510**	**320**	**734**	**-139**	**121**	**-39**	**2**
Depreciation, amortization and write-downs	-606	-629	-351	-336	-408	-607	-57	-54
Operating income before one-time items	**1,114**	**881**	**-31**	**398**	**-547**	**-486**	**-96**	**-52**
Capital expenditures excl. share acquisitions	**753**	**706**	**453**	**355**	**648**	**290**	**45**	**64**

DKKm	TDC Directories Group		TDC Internet Group		Other[2)]		TDC Group	
	1Q 2001	1Q 2002	1Q 2001	1Q 2002	1Q 2001	1Q 2002	1Q 2001	1Q 2002
Net revenues, external customers	331	266	162	313	1,638	1,601	12,381	12,630
Net revenues, other business lines	28	30	15	78	-729	-896	0	0
Other revenues[1)]	3	1	9	31	4	-4	506	543
Total revenues	**362**	**297**	**186**	**422**	**913**	**701**	**12,887**	**13,173**
Total operating expenses	-230	-252	-309	-467	-28	139	-10,131	-9,966
EBITDA	**132**	**45**	**-123**	**-45**	**885**	**840**	**2,756**	**3,207**
Depreciation, amortization and write-downs	-23	-26	-17	-92	-477	-402	-1,939	-2,146
Operating income before one-time items	**109**	**19**	**-140**	**-137**	**408**	**438**	**817**	**1,061**
Capital expenditures excl. share acquisitions	**3**	**6**	**70**	**156**	**428**	**101**	**2,400**	**1,678**

1) Includes other operating income and work performed for own purposes and capitalized.

2) Includes TDC A/S, Belgacom, TDC Services and eliminations.

Balance Sheets March 31, 2002

TDC Group (DKKm)	1Q 2001	1Q 2002
Assets		
Intangible assets, net	30,308	29,442
Property, plant and equipment, net	34,159	33,955
Investments and other assets, net	2,497	3,235
Total fixed assets	**66,964**	**66,632**
Total inventories	1,067	1,062
Total accounts receivable	21,007	23,726
Marketable securities	535	1,667
Cash	2,080	3,276
Total current assets	**24,689**	**29,731**
- of which interest-bearing assets	2,615	4,943
Total assets	**91,653**	**96,363**
Liabilities and shareowners' equity		
Shareowners' equity	**35,972**	**33,583**
Minority interests	**-53**	**642**
Total liabilities	**55,681**	**62,780**
- of which interest-bearing debt	34,560	38,797
Total liabilities and shareowners' equity	**91,653**	**96,363**

Statements of Cash Flow

TDC Group (DKKm)	1Q 2001	1Q 2002	Change in %
Cash flow from operating activities	2,145	2,291	6.8
Cash flow from investing activities	-14,160	-1,311	90.7
Cash flow from financing activities	8,579	1,441	-83.2
Increase/decrease in cash and cash equivalents	**-3,436**	**2,421**	**-**
Cash and cash equivalents	**2,615**	**4,943**	**89.0**

Shareowners' equity

TDC Group (DKKm)	1Q 2001	1Q 2002
Shareowners' equity at January 1	32,636	29,558
Effect of change in accounting policies	2,910	3,716
Shareowners' equity at January 1 after change in accounting policies	35,546	33,274
Net income	344	326
Acquisition of treasury shares	0	-137
Disposal of treasury shares	0	0
Currency translation adjustments	82	120
Shareowners' equity at March 31	**35,972**	**33,583**

Statistics

Group Customers

Customers[1] ('000)	1Q 2001	1Q 2002	Change in %
Domestic:			
Landline customers including wholesale	3,173	3,134	-1.2
Mobile customers including wholesale and Duét	1,753	1,887	7.6
Internet including dial-up, ADSL, cable modem and wholesale	577	731	26.7
Cable-TV customers	807	864	7.1
Domestic subscriptions, total	**6,310**	**6,616**	**4.8**
International:			
Landline customers	1,553	1,619	4.2
Mobile customers	4,040	4,429	9.6
Internet customers	728	638	-12.4
International pro rata customers, total	**6,321**	**6,686**	**5.8**
Group customers, total	**12,631**	**13,302**	**5.3**

Domestic traffic data

Traffic volume (million minutes):	1Q 2001	1Q 2002	Change in %
Domestic landline traffic including wholesale	6,995	6,229	-11.0
International traffic	493	522	5.9
Mobile traffic including wholesale	625	687	9.9

Employees

TDC and fully consolidated subsidiaries [2]	1Q 2001	1Q 2002	Change in %
Employees	21,896	22,695	3.6

1) In 2001, the definition of active customers became more restrictive than in earlier releases.
2) The definition has been changed to include partly owned but fully consolidated subsidiaries, e.g. TDC Switzerland. The historical figures have been changed accordingly.

SELECTED FINANCIAL AND OPERATING DATA

		1997	1998	1999	2000	2001	1Q 2002
Statements of Income DKKm							
Net revenues		29,386	33,989	38,206	44,552	51,564	12,630
Total revenues		31,036	35,867	40,437	46,757	54,082	13,173
Total operating expenses		(21,165)	(24,859)	(28,104)	(33,742)	(41,212)	(9,966)
EBITDA		**9,871**	**11,008**	**12,333**	**13,015**	**12,870**	**3,207**
Depreciation, amortization and write-downs		(5,334)	(5,331)	(5,640)	(6,240)	(8,531)	(2,146)
EBIT before one-time items		**4,537**	**5,677**	**6,693**	**6,775**	**4,339**	**1,061**
One-time items, net		(2,292)	755	0	6,161	(2,548)	(459)
EBIT, including one-time items		**2,245**	**6,432**	**6,693**	**12,936**	**1,791**	**602**
Net financials		42	206	(224)	(470)	(787)	(321)
Earnings before tax		**2,287**	**6,638**	**6,469**	**12,466**	**1,004**	**281**
Total income taxes		(1,146)	(1,896)	(2,667)	(3,212)	(1,425)	(22)
Net income before minority interests		**1,141**	**4,742**	**3,802**	**9,254**	**(421)**	**259**
Minority interests		27	(34)	(62)	(15)	407	67
Net income		**1,168**	**4,708**	**3,740**	**9,239**	**(14)**	**326**
EBIT before one-time items		**4,537**	**5,677**	**6,693**	**6,775**	**4,339**	**1,061**
Net financials		42	206	(224)	(470)	(787)	(321)
Earnings before tax		**4,579**	**5,883**	**6,469**	**6,305**	**3,552**	**740**
Income tax related to ordinary income		(1,979)	(2,052)	(2,667)	(2,547)	(1,866)	(392)
Net income before minority interests		**2,600**	**3,831**	**3,802**	**3,758**	**1,686**	**348**
Minority interests' share of ordinary income		27	(34)	(62)	(15)	355	67
Net income, excluding one-time items		**2,627**	**3,797**	**3,740**	**3,743**	**2,041**	**415**
Balance Sheets DKKbn							
Total assets		59.1	54.0	62.8	75.8	93.7	96.4
Total shareowners' equity		34.1	26.9	28.5	35.5	33.3	33.6
Shares issued (million)		262.0	216.5	216.5	216.5	216.5	216.5
Cash flows DKKm							
Operating activities		7,805	8,999	8,504	8,947	7,000	2,291
Investing activities		(8,972)	(5,925)	(11,318)	(7,520)	(20,841)	(1,311)
Financing activities		(1,013)	(8,830)	2,997	3,277	10,511	1,441
Change in cash and cash equivalents		(2,180)	(5,756)	183	4,704	(3,330)	2,421
Capital expenditures DKKbn							
TDC, excluding share acquisitions		6.9	7.0	7.4	9.7	11.0	1.7
TDC, including share acquisitions		9.2	7.6	11.5	16.1	23.0	2.1
Key Ratios							
Reported EPS	DKK	4.5	20.4	17.3	42.7	(0.1)	1.5
EPS excl. one-time items	DKK	10.0	16.5	17.3	17.3	9.7	1.9
Proforma EPS[1)]	DKK	12.4	19.3	20.5	21.2	16.7	3.7
Dividend per share	DKK	9.0	9.5	10.0	10.5	11.0	-
Net interest-bearing debt[2)]	DKKbn	0.0	8.6	13.6	14.1	34.6	33.9
Operating profit ratio (EBIT-margin)	%	15.4	16.7	17.5	15.2	8.4	8.4
Return on capital employed (ROCE)[3)]	%	13.6	18.2	19.8	17.4	9.9	2.2
Subscriber base[4)] - pro rata (end of period)	('000)						
Landline		3,998	4,277	4,410	4,559	4,740	4,753
Domestic		3,182	3,204	3,203	3,182	3,139	3,134
International		816	1,073	1,207	1,377	1,601	1,619
Mobile		1,791	2,312	3,233	4,888	6,316	6,316
Domestic		894	995	1,294	1,648	1,911	1,887
International		897	1,317	1,939	3,240	4,405	4,429
Internet		153	327	662	1,063	1,579	1,369
Cable TV		765	812	825	801	828	864
Total subscribers		**6,707**	**7,728**	**9,130**	**11,311**	**13,463**	**13,302**
Number of employees[5)]		**18,022**	**17,492**	**18,719**	**20,034**	**22,624**	**22,695**
USD/DKK exchange rate						8.41	
EUR/DKK exchange rate						7.44	

1) Pro forma EPS is defined as net income before goodwill amortization and one-time items.

2) Net interest-bearing debt is defined as interest-bearing liabilities less interest-bearing assets.

3) ROCE is defined as income before income taxes, one-time items and interest expenses divided by total shareowners' equity plus interest-bearing debt.

4) The definition of active customers was changed in 2001. Corporate figures for years 1997 to 2000 have been changed accordingly.

5) The definition has been changed to include partly owned but fully consolidated subsidiaries, e.g. TDC Switzerland. The historical figures have been changed accordingly.

TDC – formerly Tele Danmark - is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as seven main business units; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDC A/S

By: Heidi Soeren

Name: Mrs. Heidi Soerensen

Title: Assistant/Investor Relations

Date: May 21, 2002